HCSB Financial Corporation

5009 Broad Street

Loris, South Carolina 29569

August 12, 2015

Via Edgar

Mr. Amit Pande, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C.  20549

Re:	HCSB Financial Corporation
Form 10-K for the Fiscal Year Ended
December 31, 2014
Filed March 30, 2015
File No. 000-26995

Dear Mr. Pande and Ms. Cooper:

On behalf of HCSB Financial Corporation (the “Company”), set forth below is our response to the comments of the Staff of the U. S. Securities and Exchange Commission (the “Staff”) set forth in its comment letter dated August 5, 2015.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

Note 5 – Loan Portfolio, page 76

1.	In your disclosures beginning on page 83, we note the amount of troubled debt restructurings (TDRs) recorded over the periods presented. Given your ongoing loan modification activity please revise future filings, either here or in Management’s Discussion and Analysis as appropriate, to include a roll forward of your TDRs for each period presented. This roll forward should present gross movements in the TDR balance during the period which includes additions to TDRs, removals from TDRs due to loan charge-offs, payoffs, etc. and other items as applicable.

Mr. Amit Pande, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

August 12, 2015

Response to Comment 1:

We respectfully acknowledge the Staff’s comment and confirm that in future filings our disclosures will provide, either in the Notes to the Financial Statements or in Management’s Discussion and Analysis, as appropriate, a roll forward of TDRs for each period presented and will present gross movements in the TDR balance during the period which includes additions to TDRs, removals from TDRs due to loan charge-offs, payoffs, and other items as applicable.

Note 14 – Commitments and Contingencies, page 88

2.	We note your disclosure on the bottom of page 32 of the December 31, 2014 Form 10-K and on page 61 of the March 31, 2015 Form 10-Q stating that any expenses related to your current legal matters “could have a material adverse effect” on your financial condition. However, on page 88 of the December 31, 2014 Form 10-K, you state these matters “will not have a material adverse effect on the financial condition or operation of the Company.” Please tell us which statement is most accurate and revise future filings to provide consistent disclosure throughout your document.

Response to Comment 2:

We respectfully acknowledge the Staff’s comment and confirm that expenses related to our current legal matters could have a material adverse effect on the Company’s financial condition due to the Company’s lack of consistent earnings. In future filings, we will provide consistent disclosure throughout the document regarding the effect of such expenses on the Company’s financial condition or operations.

3.	We note your disclosures pertaining to your various legal matters, including those surrounding the sale of your subordinated debentures and the sale of your stock. With respect to your legal contingencies and any other significant contingencies, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:
•	the amount or range of reasonably possible losses in addition to amounts accrued,
•	that reasonably possible losses cannot be estimated, or
•	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance.

Mr. Amit Pande, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

August 12, 2015

Response to Comment 3:

We respectfully acknowledge the Staff’s comment and confirm that reasonably possible losses cannot be estimated with respect to the Company’s legal contingencies. In future filings, we will clearly disclose the requested information for our loss contingencies.

Note 23. Fair Value, page 95

4.	On pages 100-101, we note disclosure pertaining to the quantitative information of your level 3 financial instruments measured at fair value on a non-recurring basis. In particular, we note the wide range of adjustments made to your unobservable inputs used to determine fair value on your various categories of impaired loans. We also note your disclosure stating there are situations where management makes adjustments that can be significant to the fair value measurements due to absorption rates and changing market conditions. Please tell us and revise your future filings to explain in detail the reason(s) for the significant range of adjustments to your impaired loans during the periods presented. Please refer to ASC 820-10-55-105. Also, you may provide us with examples if you believe this will help us understand the reason(s) for the significant range of adjustments.

Response to Comment 4:

We respectfully acknowledge the Staff’s comment and have reviewed the disclosure in the 10-K. The amounts disclosed in Form 10-K related to the range of adjustments for fair value measurements were incorrect. The range of adjustment was calculated using the original loan balance compared to the estimated fair value. We should have calculated the range of adjustment as the difference between the estimated fair value and the carrying value of the impaired loan. The ranges are much smaller and relate primarily to estimated selling costs of the underlying real estate where appraisals are used to estimate fair value. We will correct these disclosures in future filings.

5.	On page 100, we note your disclosure stating that the fair value of impaired loans is “generally based upon current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for selling costs.” Please tell us under which circumstances you do not base fair value on the aforementioned items and if there were any significant deviations from your normal methods of determining fair value during the periods presented.

Response to Comment 5:

We respectfully acknowledge the Staff’s comment and confirm that fair value of impaired loans is always based on the aforementioned items and that there were no significant deviations from our normal methods of determining fair value during the periods presented. In future filings, we will ensure that disclosure addressing fair value of impaired loans is based on these items or we will describe any significant deviations from our normal methods of determining fair value during the periods presented.

Mr. Amit Pande, Accounting Branch Chief

Ms. Babette Cooper, Staff Accountant

August 12, 2015

6.	On page 52, we note your disclosure stating the market values on your impaired loans are updated by using independent appraisals which are “updated in accordance with our reappraisal policy.” Tell us and revise your future filings to explain when you obtain updated real estate appraisals.
Response to Comment 6:

We respectfully acknowledge the Staff’s comment and confirm that we obtain independent appraisals on our impaired loans every 18 to 24 months in accordance with our reappraisal policy. In future filings, we will disclose this frequency for obtaining updated independent appraisals of the market value of our impaired loans.

We hope that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (843) 716-6407 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Edward L. Loehr, Jr.
Edward L. Loehr, Jr.
Chief Financial Officer

With offices in the District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee and West Virginia